Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2018 (1)	2017	2016 (2)	2015	2014 (3)
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$(178.2)	$7.8	$(147.3)	$129.2	$(78.8)
Interest expense on debt	9.5	2.3	3.0	1.6	1.2
Interest portion of rental expense	1.8	1.2	1.1	.7	.6
Earnings (loss)	$(166.9)	$11.3	$(143.2)	$131.5	$(77.0)
Interest expense on debt	$9.5	$2.3	$3.0	$1.6	$1.2
Interest portion of rental expense	1.8	1.2	1.1	.7	.6
Fixed charges	$11.3	$3.5	$4.1	$2.3	$1.8
Ratio of earnings to fixed charges	(14.8)	3.2	(34.9)	57.2	(42.8)
(1) Earnings were inadequate to cover fixed charges by $178.2 for the year ended December 31, 2018.
(2) Earnings were inadequate to cover fixed charges by $147.3 for the year ended December 31, 2016.
(3) Earnings were inadequate to cover fixed charges by $78.8 for the year ended December 31, 2014.